

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 19, 2012

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

RE: Full Circle Capital Corporation
      File Nos.: 333-180321 and 814-00952

Dear Mr. Boehm:

        We have reviewed the registration statement on Form N-2 of Full Circle Capital Corporation (the "Fund"), filed on March 23, 2012, to register its common shares under the Securities Act of 1933 ("1933 Act") pursuant to a Rule 415 shelf offering . The Fund is a business development company ("BDC") regulated under the Investment Company Act of 1940 ("1940 Act").

        The common stock registered may be sold at prices and on terms to be described in one or more supplements to the prospectus. At the Annual Stockholders Meeting on December 21, 2011, the stockholders voted to allow the Fund to issue common stock at a price below net asset value per share for a period of one year, ending on the earlier of the anniversary date of the 2011 Annual Meeting or the date of the 2012 annual meeting.

        Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated March 29, 2012, we performed a limited review of the registration statement.   Your letter represented that the disclosure in the registration statement contains no material changes from the disclosure included in the Company's registration statement on Form N-2 (File No. 333-166302), except that it applies to a shelf offering and includes updated information and financial statements.

        You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

1.   We note that some portions of the filing are incomplete and that some exhibits omitted. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in

response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2.   The Fund's Consolidated Schedule of Investments for the period ended December 31, 2011 shows a U.S. Treasury Bill maturing on January 5, 2012 with a value of $32.5 million, a liability to a broker of $32.5 million, and total investments of $97.1 million. We presume this end of quarter position relates to the Internal Revenue Code and certain subchapter M requirements therein. The basis for these end-of-quarter iterations should be disclosed in the prospectus so that investors fully understand the Fund's risk profile and intended method of operation.

Cover Page

3.   The topic sentence of the third paragraph states that "[t]he offering price per share of our common stock less any underwriting commissions or discounts will generally not be less than the net asset value per share of our common stock at the time we make the offering".   However, the remainder of the paragraph explains that sale of shares may take place below net asset value per share ("NAV"). Revise the topic sentence accordingly.

4.   Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Fund's future issuances of common stock below NAV. We note that on December 31, 2011, the Fund's NAV was $8.92 and on April 10, 2012, the closing market price per share was $7.46. It is somewhat unclear whether this registration statement is actually intended to offer shares for sale below NAV. Please add appropriate disclosure to the prospectus, as needed.

5.   Immediately before the sentence with the cross reference required by Item 1.1.j. of Form N-2, please include the substance of the following statement in the same bold face type as the rest of paragraph:

> The debt securities in which the Fund invests will not be rated by any rating agency. If they were, they would be rated as below investment grade or "junk." Indebtedness of below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

Page 4

6.   The first full paragraph states that the cash interest component is 100% for the debt investments comprising the portfolio. If the Fund will

invest in portfolio securities that accrue income, but do not pay such income in cash (e.g., payment-in-kind bonds), please describe such investments and expand the risk disclosure accordingly.

Page 6

7.   In accordance with Rule 421(d) under the 1933 Act, disclose that loss of money is a risk of investing in the Fund.

Page 7

8.   Revise the third bullet point to make clear that existing shareholders suffer dilution if shares are sold below the then current NAV. We note that a shelf offering that will be offered at a price below NAV may also dilute early shareholders purchasing in such an offering if the offering price is at a larger discount to NAV in later sales.

Page 8

9.   Please revise the penultimate sentence of the first paragraph to substitute the word "will" for the word "may".

Page 11

10.   Remove the term "(estimated)" from the Total Annual Expenses line.

11.   Please revise footnotes (1) and (2) to the fee table by inserting the word "maximum" before the word "applicable". Please insert the word "maximum" before the word "total" in footnote (2).

12.   Please explain to the staff why the fee table shows total annual expenses of 8.16% and the Fund's financial statements for the year ended June 30, 2011 show total annual expenses of 8.49%.

13.   The Fund's total annual expenses of 8.16% (or 8.49%, if appropriate) should be used for the calculation of the example. Please revise the disclosure and the example accordingly.

Page 17

14.   The first sentence of the first paragraph states that "[o]ur executive officers and directors, as well as the current and <u>future members of our investment adviser</u>, Full Circle Advisors, may serve as officers, directors or principals of other entities that operate in the same or a related line of

business as we do (emphasis added)". Please explain the significance of the emphasized phrase and revise the disclosure as needed.

Page 35

15.   Disclose that the forward-looking statements in this prospectus and any accompanying prospectus supplement are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Page 37

16.   The chart on this page, among other disclosures, presents the high and low sales prices as a percentage of NAV. Where has the Fund disclosed the discount or premium <u>to</u> NAV expressed as a percentage? <u>See</u> Instruction 4 to Item 8.5.b. of Form N-2.

Page 67

17.   Please inform the staff whether the Board will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. <u>See </u>Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003)[1].

Page 74

18.   The first paragraph on this page states "[i]n connection with any future offering of shares of our common stock, our Board of Directors or a committee thereof will be required to make the determination that we are not selling shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made". We are unsure how this disclosure pertains to the current offering in light of the disclosure elsewhere regarding the approval by shareholders permitting the Fund to offer common shares below NAV. What is the Fund's history of having shareholders approve sales below NAV and what is known about the future intent of the Fund to place this issue in a proxy?

Page 84

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[1] The Release states that Rule 38a-1 requires Funds to provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security, and to "regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments".

19.   Please confirm that while not immediately paid, capital gain incentive fees will be accrued during the periods when the unrealized appreciation is recorded. Thus, these incentive fee accruals will be matched with the corresponding unrealized capital appreciation (and depreciation) so that later investors do not bear the entire capital gain incentive fee accrual in the period of sale.

Page 89

20.   The last sentence on this page discusses the expiration of certain fee caps. Has the Fund's fee table been adjusted to account for any associated increase in Fund expenses?

Page 92

21.   Disclose the accounting conditions that must be met to accrue payment-in-kind ("PIK") income and original issue discount ("OID") income as income for accounting purposes. Disclose that the higher interest rates of these instruments reflect the payment deferral and increased credit risk associated with these instruments. Disclose that the valuations of these instruments are riskier because their continuing accruals require ongoing judgments about the collectability of the deferred payments. Disclose that the payment deferral has the effect of increasing assets under management and thereby increasing the base management fee.   In addition, disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation. The Fund's Schedule of Investments should also show the bifurcation of cash and non-cash interest for each security. See AICPA Audit Risk Alert, *Investment Companies Industry Developments— 2011/12* at .86.

22.   Confirm to the staff that PIK and OID accruals will be used to increase the cost basis of portfolio securities for purposes of the capital gains incentive fee calculation. Confirm that the Fund will determine periodically that the total amount of PIK interest plus the initial cost of the underlying PIK bond, does not exceed the current market value of those assets. See comment 17 above.

Page 121

23.   In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Fund will have entered into with the underwriters for services other than share

distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Part C

Page C-2

24.   The Fund should further ensure that the appropriate exhibits are filed or <u>described as incorporated by reference</u> in the appropriate footnotes.

Page C-5

25.   Item 34(3) references securities being registered and offered to existing stockholders pursuant to warrants or rights. Rights or warrants are not described in the registration description on the facing page. Please revise the undertaking accordingly.

Page C-6

26.   If the Fund will sell shares below NAV include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Fund's common shares below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

27.   In the event that a or prospectus or prospectus supplement used in connection with any offering pursuant to the Registration Statement includes audited or unaudited financial statements not currently contained in the Registration Statement, please undertake to file the written consent of the Fund's current independent registered public accounting firm as an exhibit to a post-effective amendment to the Registration Statement.   Such written consent should confirm that the independent registered public accounting firm consents to the use of its report on the Fund's audited financial statements (whether such audited financial statements are included in the prospectus supplement or the base prospectus or both) in connection with the offering.

28.   Please file as an exhibit a current legality of shares opinion, and related consent of counsel, with your next pre-effective amendment.

Alternatively, it may be necessary for the Fund to undertake to file an unqualified legality of shares opinion, including timely assertions with respect to takedowns as to the Company's good standing with SDAT, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Closing

29.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

30.   Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

31.   Please confirm to the staff in your response letter that the Fund will submit any underwritten offering to FINRA for its approval of the underwriting terms.

32.   Page 21 of the Form 10-K filed on September 21, 2011 discusses the list of factors considered by the Fund's Board of Directors in approving the Fund's initial advisory agreement. While we note this is an initial advisory agreement approval, we expect that future contract approvals will be adequately supported.[2]

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

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[2] Instruction 6(f) to Item 24 of Form N-2 states "[c]onclusory statements or a list of factors will not be considered sufficient disclosure under Instruction 6.e. Relate the factors to the specific circumstances of the Registrant and the investment advisory contract and state how the board evaluated each factor".

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,

Kevin C. Rupert
Accountant